Mail Stop 7010

      October 26, 2005

via U.S. mail and facsimile

Mr. David L. Hatcher
President and Chief Executive Officer, KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, TX  77036

	RE:	Form 10-K for the fiscal year ended July 31, 2004
		Form 10-Q for the quarter ended April 30, 2005
			File No. 0-29278

Dear Mr. Hatcher:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or, in her absence, to Nudrat Salik, Review
Accountant
at (202) 551-3692.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE